Exhibit A

April 8, 2008

Mr. Frank Harrison
Chairman and CEO
Bronco Drilling Company, Inc.
16217 N. May Avenue
Edmond, Oklahoma 73013

Re:	Third Avenue Management’s Opposition to Proposed Acquisition of Bronco Drilling Company, Inc.

Dear Mr. Harrison:

Third Avenue Management LLC (“TAM”), on behalf of its investment advisory clients, currently owns more than 6.1 million common shares of Bronco Drilling Company, Inc. (“Bronco”), representing approximately 23.47% of Bronco’s outstanding common stock.  We have previously conveyed to you our dissatisfaction over the announced terms and structure of the proposed acquisition of Bronco by Allis-Chalmers Energy.

We have reviewed the joint proxy statement/prospectus filed in connection with Allis-Chalmers’ registration statement on Form S-4, as amended, along with Bronco’s fourth quarter earnings release and Bronco’s most recent Form 10-K filed March 17, 2008.  Based upon our review, we continue to believe that the proposed merger with Allis-Chalmers undervalues Bronco’s common stock and is not in the best interest of Bronco’s shareholders.  As a result, we intend to vote our shares against the proposed merger.  Our rationale for opposing the proposed merger with Allis-Chalmers is as follows.

Valuation is Inadequate

The implied proposed merger price of $16.33 per share values Bronco at 11.3 times 2007 EPS, 4.6 times 2007 EBITDA and only a slight premium to tangible book value.  The 2007 earnings do not include any benefit from Bronco's successful expansion into international markets through its investment in Challenger Limited in January 2008.  The fourth quarter 2007 numbers were negatively impacted by the movement of rigs to be contributed or sold to Challenger in preparation for mobilization to Libya.  According to Bronco’s management’s estimates, the Challenger investment is expected to be $0.12-$0.13 accretive in 2008 with a higher run rate going forward.

Additionally, we believe that the 2007 multiples understate the intrinsic value of Bronco’s common stock as industry conditions were depressed during much of 2007 owing to excess rig capacity and soft natural gas prices.  For example, the implied per share merger price values Bronco’s common stock at only 6.7 and 3.8 times 2006 EPS and EBITDA, respectively.

One of the metrics used in the fairness opinion described in the joint proxy/prospectus is comparable company analysis.  Since January 23, 2008, the day before the proposed merger was announced, Bronco’s peer group, as identified in the joint proxy/prospectus by Johnson Rice & Company, L.L.C., Bronco’s financial advisor, has appreciated by an average of 39% through April 4, 2008.  In addition, Bronco’s peer group as identified in the joint proxy/prospectus by RBC Capital Markets Corporation, Allis-Chalmers’ financial advisor, has appreciated by 38% over that same time period.  Allis-Chalmers’ stock is up 27% since the deal was announced.  Bronco’s upside, however, has been capped by the deal structure and Bronco’s shareholders are not able to participate in the appreciation of Allis-Chalmers’ stock because the aggregate value of the total stock consideration issuable in the merger is fixed.

Another metric used in the joint proxy/prospectus is comparable transaction analysis.  According to the Johnson Rice analysis, the average projected year-end EV/EBITDA multiple was 5.7x for oil field service transactions compared to the projected year-end EV/EBITDA multiple to be received by Bronco shareholders from Allis-Chalmers of 5.0x.  We see no reason for such a substantial discount.

A third metric described in the joint proxy/prospectus is discounted cash flow analysis.  The RBC analysis of Bronco’s discounted cash flow established an implied per share equity value for Bronco common stock ranging from $18.64 to $25.21, well in excess of the $16.33 per share implied value of the merger consideration.  RBC’s numbers are much more consistent with our view of Bronco’s intrinsic value.

On any analysis, Bronco’s shareholders are not receiving anywhere close to the amount of control premium that they deserve.

Business Fundamentals are Improving

We believe that Bronco’s shareholders will do better continuing to own Bronco as a stand alone company, particularly in light of the improving fundamentals in the natural gas drilling market in the U.S.  There have been a number of recent data points that highlight these trends:

•
The Land Rig Newsletter’s Biweekly Recap, dated March 14, 2008, begins by saying “Welcome to better times in land drilling.  Over the last 90 days, the land drilling industry has moved from near certain floundering on the shoals of Too Much Natural Gas in 2008 into decidedly better sailing.”  The March 2008 Land Rig Newsletter published April 2, 2008, goes on to say “contractors are reporting that inquiries regarding rig availability and pricing have picked up noticeably in the last 30 days.  Interest in rig availability grows as strong commodity prices generate rising cash flow for operators.”

•	According to Rig Data, U.S. land rig permits, an important indicator of future drilling activity, increased 10.7% in Q1 2008 over the comparable period in 2007.

•
A Johnson Rice research report, dated March 14, 2008, titled “Natural Gas – fundamentals turning up” recommends an increased weighting in natural gas sensitive stocks as “natural gas has broken out over the key $8/mcf level.  Prices are now at levels that should stimulate activity at the margin.  We expect more rigs to return to work.”

•
On March 24, 2008, Chesapeake Energy Corporation, one of Bronco’s largest customers, announced that it was increasing its drilling and leasehold expenditures by $275 million in 2008 and $675 million in 2009.  Additionally, on March 27, 2008, another of Bronco’s customers, St. Mary Land and Exploration Company, announced that it was increasing its 2008 capital investment budget in the Mid-Continent region to $155 million from $135 million.  Several other leading exploration and production companies are forecasting significant increases in 2008 capital spending, including ExxonMobil, Encana and Anadarko.

•
Natural gas futures, a key driver in the capital expenditure decisions of exploration and production companies, have increased substantially since January 23, 2008, the day the merger agreement was executed, as evidenced in the table below.

Natural gas futures contract prices:
	23-Jan-08	4-Apr-08
NG1	7.621	9.322
NG2	7.581	9.412
NG3	7.586	9.514
NG4	7.641	9.572
NG5	7.724	9.583
NG6	7.808	9.652
NG7	7.879	9.912
NG8	7.892	10.262
NG9	7.971	10.487
NG10	8.226	10.462
NG11	8.511	10.232
Source: Bloomberg
Based on a monthly cycle

•
Further, we believe that the international marketplace holds great promise and agree with the comments of Allis-Chalmers’ Chairman and CEO, Munawar Hidayatallah, from Allis-Chalmers’ January 24, 2008 press release announcing the merger when he said “the opportunity to deploy drilling rigs and workover rigs to the high growing international markets is very compelling.  Bronco Drilling is uniquely positioned to take advantage of this opportunity because of its in-house capability of converting and rebuilding rigs for international operations."

Sales Process was Flawed

The “Background of the Merger” section in the joint proxy/prospectus confirms our initial impression that the sales process was flawed and did not serve to achieve an appropriate price for Bronco’s equity.  Specifically, we note the following deficiencies in Bronco’s sales process:

•
From October 17, 2007, when Frank Harrison, Bronco’s Chairman and CEO, and Munawar Hidayatallah, Allis-Chalmers’ Chairman and CEO, had their initial meeting, until January 23, 2008, when the merger agreement was executed, no other potential parties appear to have been contacted by Bronco’s management, Board of Directors or Johnson Rice, Bronco’s financial advisor.

•
The “market check” appears to have consisted only of a review with the Bronco Board of Directors of discussions with two public oil field services companies and one financial investor that had occurred since June 2006 and that “had not progressed beyond preliminary discussions.”  We view this as wholly inadequate.

•
The Bronco Board of Directors appears to have relied on management’s and Johnson Rice’s view that it was unlikely that another strategic buyer or financial buyer would emerge, without providing any mechanism to check the accuracy of that view.

•	The merger agreement does not include a “Go Shop” or similar provision that would have been appropriate given the absence of a credible market check during the sales process.

•
Despite Bronco’s strong financial position, there was no review by the Board of Directors of alternatives to selling the company such as domestic acquisitions and/or a large share repurchase.  This appears to be at odds with the attractive long term business outlook described in Bronco’s recently filed Form 10-K.  Specifically, United States consumption of natural gas is expected to exceed production by 24% in 2010 and within 10 years 80% of natural gas production “will be from wells yet to be drilled.”  The only strategic alternative considered appears to have been international expansion.

•
Johnson Rice had a clear conflict of interest in delivering its fairness opinion both because Johnson Rice will receive a “success fee” only if the merger occurs and because Johnson Rice also has done significant work for Allis-Chalmers.

These factors, coupled with the prohibition in the merger agreement on Bronco soliciting other potential bidders and the required payment of a termination fee if the merger agreement is terminated, operate together to produce a proposed merger transaction with an inadequate price and in which other possible bidders were not allowed to, or effectively able to, participate.

Combined Balance Sheet is Highly Leveraged

As stated in our previous letter, we are very wary of being shareholders in a post-merger combined highly leveraged company in a cyclical and capital intensive industry.  While Bronco’s balance sheet is very strong (debt/equity as of December 31, 2007 was 17% and EBIT/interest expense was 13.4 times), Allis-Chalmers’ balance sheet has significantly more leverage.  Pro-forma for the merger, Allis-Chalmers’ total outstanding long-term debt as of December 31, 2007, would have been $864.7 million.  Pro-forma debt/equity would have been 151% and EBIT/interest expense would have been 2.3 times.  As outlined in the “Risk Factors” section of the joint proxy/prospectus, Allis-Chalmers’ substantial debt load could have a material adverse effect on its financial health and limit its future operations.

Concluding Thoughts

We are long-term investors who invested in Bronco because it was a well-financed, well-managed company trading at a significant discount to intrinsic value.  We continue to be excited about the long-term prospects for Bronco.

In light of our strong belief in the future prospects of Bronco, we believe that the proposed merger price is woefully inadequate.  Without significant improvement in the consideration being offered to Bronco’s shareholders, we believe that Bronco should remain a stand alone company.

For all of these reasons, we intend to vote against the merger and we encourage other Bronco shareholders to do the same.

Sincerely,

Curtis Jensen	Kathleen Crawford
Portfolio Manager, Co-Chief Investment Officer	Analyst and Assistant Portfolio Manager